UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation and Appointment of Independent Director

Noah Holdings Limited (NYSE: NOAH) (the “Company”) announced that Mr. Shusong Ba has tendered his resignation as an independent director and a member of the audit committee of the board of directors of the Company (the “Board”). The Company has appointed Mr. Jinbo Yao as an independent director and a member of the audit committee of the Board in place of Mr. Shusong Ba.

Mr. Jinbo Yao is the founder, chairman of the board of directors and chief executive officer of 58.com Inc. (NYSE: WUBA). Mr. Yao is a pioneer in China’s internet industry. Prior to founding 58.com, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group (NYSE: XUE), a company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: December 24, 2014